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Filed by Brookfield Property Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Brookfield Office Properties Inc.
Commission File Number: 001-14916
Date: March 20, 2014

This document is important and requires your immediate attention. If you are in doubt as to any aspect of the document, you should consult your investment dealer, broker, lawyer or other professional advisor. The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, upon the securities offered pursuant to the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is a criminal offence.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offerors or their agents may, in the Offerors' sole discretion, take such action as the Offerors may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

March 20, 2014

NOTICE OF EXTENSION

by

BROOKFIELD PROPERTY PARTNERS L.P.	BROOKFIELD PROPERTY SPLIT CORP.	BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

to their

OFFER TO PURCHASE

any or all of the outstanding common shares of

BROOKFIELD OFFICE PROPERTIES INC.

for consideration for each BPO Common Share of one BPY Unit or $20.34 in cash at the election of each holder, subject, in each case, to pro-ration as set out in the Original Offer.

        Brookfield Property Partners L.P. ("Brookfield Property Partners" or "BPY") and its indirect subsidiaries, Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP" and, collectively with BPY and BOP Split, the "Offerors") hereby give notice that they are amending their offer, dated February 11, 2014 (the "Original Offer"), to purchase all of the issued and outstanding common shares (the "BPO Common Shares") of Brookfield Office Properties Inc. ("BPO"), including the BPO Common Shares that may become issued and outstanding after the date of the Offer and prior to the expiry time of the Offer upon the exercise of options or any other rights to acquire BPO Common Shares (such options or rights, the "Other Securities"), other than BPO Common Shares held by the Offerors and their subsidiaries, in order to extend the expiry time of the Offer from 11:59 p.m. (local time) on March 19, 2014 to 5:00 p.m. (Eastern time) on March 31, 2014, unless the Offer is further extended.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON MARCH 31, 2014, UNLESS THE OFFER IS FURTHER EXTENDED.

        This notice of extension (the "Notice of Extension") should be read in conjunction with the Original Offer and the accompanying circular dated February11, 2014 (the "Circular", and together with the Original Offer, the "Original Offer and Circular"). Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Original Offer and Circular. The term "Offer" means the Original Offer, as expressly amended and supplemented by this Notice of Extension.

        Shareholders who have validly deposited and not withdrawn their BPO Common Shares need take no further action to accept the Offer.

        Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on YELLOW paper) that accompanied the Original Offer and Circular and tender it, or a manually signed facsimile thereof, together with certificate(s) representing their BPO Common Shares and any other documents required by the Letter of Transmittal, at or prior to the Expiry Time, at any one of the offices of CST Trust Company ("the Depositary") specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the Notice of Guaranteed Delivery (printed on GREEN paper) that accompanied the Original Offer and Circular. Shareholders whose BPO Common Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer.

        Questions and requests for assistance may be directed to CST Phoenix Advisors, a division of CST Trust Company(the "Information Agent"), whose contact details are provided on the back cover of this document. Additional copies of this Notice of Extension, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent at the addresses shown on the back cover of this document and are accessible under BPO's profile on the Canadian Securities Administrators' SEDAR website at www.sedar.com and at the website of the Securities and Exchange Commission at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference herein unless expressly incorporated by reference.

        No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Notice of Extension, or the Original Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offerors, the Depositary or the Information Agent.

REPORTING CURRENCY AND CURRENCY EXCHANGE RATE INFORMATION

        All references in this Notice of Extension and in the Original Offer and Circular to "$" or "US$" mean U.S. dollars. References to "C$" mean Canadian dollars. The Bank of Canada noon rate of exchange on March 19, 2014 for Canadian dollars was $1.00 = C$1.1179.

FORWARD LOOKING INFORMATION

        This Notice of Extension contains "forward looking information" within the meaning of Canadian provincial securities laws and applicable regulations. Forward looking information is subject to risks and is based on a number of assumptions and other factors. See "Forward Looking Information" in the Original Offer and Circular.

ii

 NOTICE OF EXTENSION

March 20, 2014

TO: THE HOLDERS OF COMMON SHARES OF BROOKFIELD OFFICE PROPERTIES INC.

        This Notice of Extension amends and supplements the Original Offer pursuant to which the Offerors are offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding BPO Common Shares,including the BPO Common Shares that may become issued and outstanding after the date of the Offer and prior to the Expiry Time of the Offer upon the exercise of Other Securities, other than BPO Common Shares held by the Offerors and their subsidiaries, in order to extend the Expiry Time of the Offer from 11:59 p.m. (local time) on March 19, 2014 to 5:00 p.m. (Eastern time) on March 31, 2014, unless the Offer is further extended.

        Except as otherwise set forth in this Notice of Extension, the terms and conditions set forth in the Original Offer and Circular, and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular, and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular.

        Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Original Offer and Circular. The term "Offer" means the Original Offer, as expressly amended and supplemented by this Notice of Extension.

1.     Extension of the Offer

        By notice to the Depositary and as set forth in this Notice of Extension, the Offerors have extended the expiry of the Offer from 11:59 p.m. (local time) on March 19, 2014 to 5:00 p.m. (Eastern time) on March 31, 2014, unless the Offer is further extended. Accordingly, the definition of "Expiry Time" in the "Glossary" section of the Original Offer and Circular (found at page 128 of the Original Offer and Circular) is deleted and replaced by the following:

  "Expiry Time" means 5:00 p.m. (Eastern time) on March 31, 2014, subject to the Offerors' right to extend from time to time the period during which the BPO Common Shares may be tendered to the Offer as described in Section 5 of the Offer, "Extension and Variation of the Offer";

        In addition, all references to "11:59 p.m. (local time) on March 19, 2014" in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to "5:00 p.m. (Eastern time) on March 31, 2014".

2.     Recent Developments

        Since the date of the Original Offer and Circular there have occurred certain developments relating to the Offer which are summarized below.

Offerors Take-Up BPO Common Shares

        On March 20, 2014, the Offerors announced they have taken up 203,597,640 BPO Common Shares pursuant to the Offer. The BPO Common Shares taken up represent 73.25% of the BPO Common Shares held by Shareholders other than the Offerors and their subsidiaries. Brookfield Property Partners will now own, directly or indirectly, 452,960,201 BPO Common Shares, representing 85.9% of the issued and outstanding BPO Common Shares (on a fully-diluted basis).

        Of the 203,597,640 BPO Common Shares taken up, 137,043,010 were tendered for cash and 66,554,630 were tendered for limited partnership units. As Shareholders have elected to receive more cash than is available under the Offer at the initial Take-Up Date, Shareholders will receive 49.03% of the aggregate cash they elected to receive, and will receive the balance of their consideration in BPY Units (or Exchange LP Units if elected) (valuing each limited partnership unit at $20.34). Shareholders electing to receive BPY Units (or Exchange LP Units) will receive one limited partnership unit for each BPO Common Share tendered. After adjusting for

1

pro-ration, 67,192,249 BPO Common Shares will be exchanged for cash and 136,405,391 BPO Common Shares will be exchanged for limited partnership units.

        The Offerors also announced that, upon completion of the Offer, they will be pursuing a Subsequent Acquisition Transaction with BPO to acquire the remaining BPO Common Shares, which will proceed by way of a plan of arrangement under Canadian corporate law. Shareholders will be offered the same consideration under such transaction as was offered under the Offer, subject to pro-ration. BPO has delayed its annual meeting of shareholders, originally scheduled for April 24, 2014, to facilitate shareholder approval of such a transaction. It is currently anticipated that the shareholder meeting to approve the Subsequent Acquisition Transaction will take place no later than June 2014.

3.     Time for Acceptance

        The Offer is now open for acceptance until 5:00 p.m. (Eastern time) on March 31, 2014, unless further extended.

4.     Manner of Acceptance

        BPO Common Shares which have not already been deposited pursuant to the Offer may be deposited under the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner of Acceptance".

5.     Take-Up and Payment for Deposited BPO Common Shares

        Any BPO Common Shares tendered to the Offer after the date on which BPO Common Shares were first taken up by the Offerors under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten (10) days after such tender. See Section 6 of the Original Offer, "Take-Up and Payment for Deposited BPO Common Shares".

6.     Withdrawal of Deposited BPO Common Shares

        BPO Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the BPO Common Shares have been taken up by the Offerors under the Offer and in the other circumstances described in Section 8 of the Original Offer, "Right to Withdraw Deposited BPO Common Shares". Except as otherwise stated or as otherwise required by applicable Laws, all deposits of BPO Common Shares under the Offer are irrevocable.

7.     Consequential Amendments to the Original Offer and Circular

        The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension and are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

        Except as otherwise set forth in or amended by this Notice of Extension, the terms and conditions of the Offer and the information in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects.

8.     Shareholders' Statutory Rights

        Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer. Such rights may in certain cases need to be exercised through CDS or DTC on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

9.     Directors' Approval

        The contents of this Notice of Extension have been approved and the sending of this Notice of Extension to the Shareholders has been authorized by the board of directors of each of the Offerors.

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 CERTIFICATE OF BROOKFIELD PROPERTY PARTNERS L.P.

        The foregoing, together with the Original Offer and Circular dated February 11, 2014 and the documents incorporated therein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed pursuant to the Offer.

Dated: March 20, 2014

By: (Signed) RICHARD B. CLARK Chief Executive Officer of one of its service providers, Brookfield Property Group LLC	By: (Signed) JOHN STINEBAUGH Chief Financial Officer of one of its service providers, Brookfield Property Group LLC
On behalf of the Board of Directors of its general partner, Brookfield Property Partners Limited
By: (Signed) JEFFREY M. BLIDNER	By: (Signed) LOUIS MAROUN

 CERTIFICATE OF BROOKFIELD PROPERTY SPLIT CORP.

        The foregoing, together with the Original Offer and Circular dated February 11, 2014 and the documents incorporated therein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed pursuant to the Offer.

Dated: March 20, 2014

By: (Signed) RICHARD B. CLARK Chief Executive Officer	By: (Signed) JOHN STINEBAUGH Chief Financial Officer
On behalf of the Board of Directors

By: (Signed) DAVID ARTHUR	By: (Signed) MURRAY GOLDFARB	By: (Signed) JEFFREY M. BLIDNER

 CERTIFICATE OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

        The foregoing, together with the Original Offer and Circular dated February 11, 2014 and the documents incorporated therein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed pursuant to the Offer.

Dated: March 20, 2014

By: (Signed) RICHARD B. CLARK Chief Executive Officer of its general partner, BOP Exchange GP ULC	By: (Signed) JOHN STINEBAUGH Chief Financial Officer of its general partner, BOP Exchange GP ULC
On behalf of the Board of Directors of its general partner, BOP Exchange GP ULC

By: (Signed) DAVID ARTHUR	By: (Signed) MURRAY GOLDFARB	By: (Signed) JEFFREY M. BLIDNER

The Depositary for the Offer is:
CST Trust Company

By Registered Mail, by Hand or by Courier
320 Bay Street, Basement Level (B1)
Toronto, ON M5H 4A6

By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825
 E-mail: inquiries@canstockta.com
 Facsimile: 1-888-249-6189
 Outside North America, Banks and Brokers Call Collect: 416-682-3860

The Information Agent for the Offer is:
CST Phoenix Advisors, a division of CST Trust Company

North American Toll Free Phone: 1-866-822-1245
 Banks, Brokers and collect calls: 201-806-2222
 Toll Free Facsimile: 1-888-509-5907
 Email: inquiries@phoenixadvisorscst.com

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose BPO Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their BPO Common Shares.

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REPORTING CURRENCY AND CURRENCY EXCHANGE RATE INFORMATION
FORWARD LOOKING INFORMATION
NOTICE OF EXTENSION
CERTIFICATE OF BROOKFIELD PROPERTY PARTNERS L.P.
CERTIFICATE OF BROOKFIELD PROPERTY SPLIT CORP.
CERTIFICATE OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP